UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Susan W. Murley
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Re: Sepracor Inc.
Incoming letter dated February 13, 2002

Dear Ms. Murley:

This is in response to your letter dated February 13, 2002 concerning the shareholder proposal submitted to Sepracor by William R. Engstrom. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: William R. Engstrom
17 Willow Street
Belmont, MA 02478-2746

HALE AND DORR LLP
COUNSELLORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

SUSAN W. MURLEY

617-526-6832
susan.murley@haledorr.com

February 13, 2002

BY FACSIMILE (202) 942-9525 and FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sepracor Inc. -- Omission of Shareholder Proposals of Mr. William Engstrom

Dear Sir or Madam:

This letter is being submitted by Hale and Dorr LLP on behalf of Sepracor Inc. ("Sepracor" or the "Company"), in connection with the stockholder proposals submitted by William E. Engstrom (the "Proposals"). Mr. Engstrom suggests that he is seeking to have the Proposals included in the Company's proxy statement and related materials for Sepracor's 2002 annual meeting of stockholders (the "2002 Proxy Materials"). Pursuant to Rule 14a-8(j), we are submitting six (6) copies of

- this letter, and
- the Proposals, which are attached as Exhibit A to this letter.

A copy of this submission is being furnished simultaneously to Mr. Engstrom.

For the reasons set forth below, Sepracor believes that the Proposals may be properly excluded from the 2002 Proxy Materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff")

- concur in Sepracor's view that the Proposals are excludable under Rule 14a-8(e)(2) under the Exchange Act,
- confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposals from the 2002 Proxy Materials, and

- waive, pursuant to the "good cause" exception, compliance by the Company with the 80 calendar day period required under Rule 14a-8(j)(1).

Exclusion of the Shareholder Proposals Pursuant to Rule 14a-8(e)(2)

Sepracor believes that the Proposals may be excluded from its 2002 Proxy Materials because the Proposals were sent in a letter dated, and the Company received the Proposals on, January 28, 2002, more than one month after the Company's deadline for the submission of Rule 14a-8 proposals.

Although the letter from Mr. Engstrom is not completely clear on the point, Mr. Engstrom suggests that the Proposals are being submitted under Rule 14a-8 with respect to the Company's 2002 annual meeting of stockholders. The 2002 annual meeting is the Company's regularly scheduled annual meeting. Rule 14a-8(e)(2) establishes the deadline by which stockholder proposals must be submitted for inclusion in a company's proxy statement for a regularly scheduled annual meeting of stockholders. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting.

The Company's proxy statement for its 2001 annual meeting of stockholders was released to stockholders on April 23, 2001 and the annual meeting was held on May 23, 2001. The Company's 2002 annual meeting of stockholders is scheduled for May 22, 2002, which date is within 30 days of the date that Sepracor held the 2001 annual meeting of stockholders. The Company did hold an annual meeting of stockholders in 2001, and the 2002 annual meeting of stockholders is scheduled for a date which is within 30 days of the date of the Company's 2001 annual meeting of stockholders. Therefore, under Rule 14-8(e)(2), stockholder proposals were required to be submitted to the Company by 120 days before April 23, 2002, which is December 23, 2001.

Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2001 proxy statement, which stated that "Proposals of stockholders intended to be presented at the 2002 Annual Meeting of Stockholders must be received by the Company at its principal office in Marlborough, Massachusetts not later than December 23, 2001 for inclusion in the proxy statement for that meeting."

Compliance with the "Good Cause" Exception to Rule 14a-8(j)(1)

In addition, the Company hereby requests that the Staff waive the 80-day requirement of Rule 14a-8(j)(1). Rule 14a-8(j)(1) requires that if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy materials and form of proxy with the Commission." Rule 14a-8(j)(1) also states that the "Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline."

The Company's 2002 annual meeting of stockholders is scheduled for May 22, 2002. The Company intends to file its definitive proxy statement and form of proxy for the 2002 annual meeting of stockholders on or about April 16, 2002. The Company received the Proposals on January 28, 2002, which was after the 80-day requirement.

The Staff has granted no-action relief in connection with requests to waive compliance with the 80 calendar day period required under Rule 14a-8(j)(1) when a company received a shareholder proposal during the 80 calendar day period, making it impossible for the company to respond before the period commenced. *See, e.g., AOL Time Warner Inc.* (March 20, 2001) (granting no-action relief regarding compliance with the 80 calendar day notice requirement because the company received a shareholder's proposal 39 calendar days before the filing date of its definitive proxy materials); *Wabash National Corporation* (March 29, 2000) (80-day period waived where the proponent's proposal was received less than 120 days before the date the company's proxy statement was to be released to shareholders and also caused the no-action request to be made less than 80 days before the mailing of the company's definitive proxy statement) and *Motorola, Inc.* (March 5, 2001) (80-day requirement waived where a shareholder's proposal was received approximately six weeks after the deadline for submissions and less than 80 days before the company planned to file its definitive proxy materials).

With respect to the Proposals, the Company clearly cannot meet the 80 calendar day requirement of Rule 14a-8(j)(1) since it did not receive the Proposals until January 28, 2002. We believe Sepracor falls within the "good cause" exception to the 80 calendar day requirement of Rule 14a-8(j)(1) and should therefore be granted a waiver of such requirement.

Conclusion

On behalf of Sepracor, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposals are excluded from the Proxy Materials for the reasons set forth above. The Company also respectfully requests that the Staff waive pursuant to the "good cause" exception compliance by the Company with the 80 day requirement of Rule 14a-8(j)(1). If the Staff disagrees with the Company's conclusions regarding omission of the Proposals or the waiver of compliance with Rule 14a-8(j)(1), or if any additional submissions are desired in support of Sepracor's position, we would appreciate an opportunity to speak with you by telephone.

If you have any questions or require additional information, please telephone the undersigned at 617-526-6832.

Best regards.

Very truly yours,,

Susan W. Murley

cc: Mr. William R. Engstrom
Mr. Robert F. Scumaci, *Sepracor Inc.*

Exhibit A

William R. Engstrom
17 Willow Street
Belmont MA 02478-2746
wm.my@verizon.net

FAX TO: **617-951-2323**

28 January, 2002

Sepracor Inc.
111 Locke Drive
Marlborough MA 01752

Att: Jonae Barnes

Subject: PricewaterhouseCoopers

Jonae:

This is note is a request to the Board of Directors of Sepracor Inc. to:

(1) Affirm publicly that its independent public accountant is truly "independent" and that the Corporation in no way does any other business, consulting or other-wise, with the independent public accounting firm, its subsidiaries or any other entity related to it or its partners/employees, and

(2) Affirm that no party related in any way to the independent public accounting firm, its subsidiaries or any other entity related to it or its partners/employees shall participate as a Director of Sepracor Inc., and

(3) Affirm that the agenda of the next Annual Meeting of the Stockholders will include a proposal to embody in the Corporate ByLaws strictures to the effect of the foregoing.

Comments

The fallout from the Enron has only just begun. Confidence in public financial markets is at great risk. It is imperative that public corporations act positively and immediately to reassure their stockholders. Were Sepracor Inc. to go public with the affirmations listed above it would not only reassure its investors, but it would be an act of leadership and public service in general. The P.R. value alone would be immeasurable.

I look forward to your reply,

Yours truly,

William R. Engstrom

William R. Engstrom

Tel. 617-484-3238 *Fax. 617-489-0211*

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sepracor Inc.
Incoming letter dated February 13, 2002

The submission relates to the "independence" of Sepracor's public accountant.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Sepracor may exclude the submission under rule 14a-8(e)(2) because Sepracor received it after the deadline for submitting proposals. In this regard, we note your representation that Sepracor received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Sepracor omits the submission from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Sepracor did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Sepracor's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel